1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated April 22, 2019

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Press release on 2019/04/22 :	Chunghwa Telecom Appoints Mr. Chi-Mau Sheih as New Chairman and CEO
99.02	Announcement on 2019/04/22 :	New appointment of Chairman
99.03	Announcement on 2019/04/22:	New appointment of CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2019

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

EXHIBIT 99.01

Chunghwa Telecom Appoints Mr. Chi-Mau Sheih as

New Chairman and CEO

TAIPEI, Taiwan, April 22, 2019 -- Chunghwa Telecom Co., Ltd., Taiwan’s largest integrated telecommunications service provider, today announced that the Board of Directors has appointed its President Mr. Chi-Mau Sheih as the new Chairman and CEO, succeeding Mr. Yu Cheng, effective April 22, 2019. Mr. Sheih will remain President until a successor has been identified.

Mr. Sheih, Chunghwa Telecom’s new Chairman, joined the Company more than 40 years ago. During his career with the Company, Mr. Sheih served in multiple senior executive positions in technology and business. While at the Company, he has served in the positions of President, Senior Executive Vice President of Business and Senior Executive President of Administration, President of Chunghwa Telecom’s Southern Taiwan Business Group, President and Vice President of Chunghwa Telecom’s Central Taiwan Business Group, Vice President of Network Department and as President of the Yunlin Branch of Southern Taiwan Business Group.  Mr. Sheih holds a Master’s degree in Business from National Taiwan University.

While serving as the Senior Executive Vice President, Mr. Sheih established the Big Data Office in Chunghwa Telecom’s headquarters, allowing the Company to process and make use of telecom big data to strengthen its analytical capabilities as well as execute new customer development and precision construction of network. Mr. Sheih also managed to enhance the Company’s information security capabilities, and supervise and guide the rollout of its 4G service. Under the management of Mr. Sheih, Chunghwa Telecom became the first telecom operator in Taiwan to provide 4G LTE high-speed Internet service. Also under his management, the Company held the “2016 Smart City Exhibition” in addition to other related 4G innovation cases, which led to a new era of smart cities and smart life, and promoted domestic industrial development. During his time as President of the Company, Mr. Sheih utilized his comprehensive knowledge of system integration, big data, cloud computing and other fields to further promote the Company’s innovation in artificial intelligence (AI) based on its existing advantages. Mr. Sheih organized and supervised a task force of AI in the Company to development its AI speech recognition system, and accelerated the development of all AI-related application services. He also built strong connections with the government and telecom industry, and actively participated in the construction of the Taiwan AI industry ecosystem in response to the government’s “Taiwan AI Action Plan”.

Mr. Sheih commented: “I am honored to accept the new position as Chairman & CEO and have full confidence in the management team of Chunghwa Telecom. Our management team are in full agreement regarding the direction and strategy of our future development through comprehensive discussion. Therefore, I will continue to execute the existing transformation plan to ensure our sustainability, and promote the Company's business development as well.  By doing so, we will lay a solid foundation for our long-term growth and generate higher returns for our shareholders and the Company.”

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is Taiwan's largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers with its big data, information security, cloud computing and IDC capabilities, and is expanding its business into innovative technology services such as IoT, AI, etc. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. www.cht.com.tw.

EXHIBIT 99.02

New appointment of Chairman

Date of events: 2019/04/22

Contents:

1.Date of the board of directors resolution or date of occurrence of the change:2019/04/22

2.Type of personnel (chairman or general manager):chairman

3.Name and resume of the replaced personnel: Yu Cheng, former CEO of Contemporary Taiwan Development Foundation and the Chief Editorial Writer of Commercial Times; M.B.A., National Chengchi University.

4.Name and resume of the new personnel: Chi-Mau Sheih, President of our company and former Senior Executive Vice President of the company, Master’s degree in Business Administration from National Taiwan University.

5.Type of the change (please enter: “resignation”, “conge”, “tenure expired” ,“position adjustment”, “dismissal”, “retirement”, “death” or “new appointment” ):dismissal

6.Reason for the change :dismissal

7.Effective date of the new appointment:2019/04/22

8.Any other matters that need to be specified: None

EXHIBIT 99.03

New appointment of CEO

Date of events: 2019/04/22

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, Company Secretary, research and development officer, or internal audit officer): important personnel

2.Date of occurrence of the change:2019/04/22

3.Name, title, and resume of the replaced person: Yu Cheng, former CEO of Contemporary Taiwan Development Foundation and the Chief Editorial Writer of Commercial Times; M.B.A., National Chengchi University.

4.Name, title, and resume of the replacement: Chi-Mau Sheih, President of our company and former Senior Executive Vice President of the company, Master’s degree in Business Administration from National Taiwan University.

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ):dismissal

6.Reason for the change: Resolved by the Board meeting on April 22, 2019.

7.Effective date:2019/04/22

8.Any other matters that need to be specified: Mr. Chi-Mau Sheih also acts for the President of our company.